

16013634

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Electronic Transaction Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 South Figueroa Street, Suite 1450

(No. and Street)

Los Angeles	CA	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Murphy **(213) 402-1563**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Kevin Murphy**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Electronic Transaction Clearing, Inc.**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature



Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 29th day of February 2016



Notary Public
S. SAPPRASERT O'BRIEN



S. SAPPRASERT O'BRIEN
COMM. # 2053120
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 23, 2017
CSS1

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of changes in financial condition.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Computation of net capital.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- ☐ (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELECTRONIC TRANSACTION CLEARING, INC.

STATEMENT OF FINANCIAL CONDITION
TOGETHER WITH AUDITORS' REPORT

DECEMBER 31, 2015



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Electronic Transaction Clearing, Inc.

We have audited the accompanying statement of financial condition of Electronic Transaction Clearing, Inc. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Transaction Clearing, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 19 to the financial statements, the Company has been sanctioned by the Chicago Board of Options Exchange ("CBOE") relating to the Company's interpretation of certain Securities and Exchange Commission ("SEC") rules relating to the definition of customers. The Company filed an appeal with the SEC on the CBOE ruling. The Company, in conjunction with legal counsel has asserted that the Company appropriately applied SEC rules on this matter, and it plans to defend its position before the SEC. Should the Company ultimately be unsuccessful in defending these matters, it may significantly impact the Company's operations as well as the information contained in Schedules I, II, III and IV. Also as disclosed in Note 19 to the statement of financial condition, the Company is in the process of addressing exceptions identified by the Financial Industry Regulatory Authority, Inc. ("FINRA") during 2015 and 2014 examinations of the Company. There is uncertainty about the outcome of these matters. The accompanying financial statements and the supplemental schedules referred above do not reflect any adjustments as a result of this uncertainty. Our audit opinion on the financial statements and the supplemental schedules is not modified as a result of this uncertainty.

EisnerAmper LLP

San Francisco, CA
February 29, 2016

Electronic Transaction Clearing, Inc.
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	272,965
Cash segregated under federal and other regulations		90,441,349
Deposits with clearing and depository organizations		16,159,695
Receivable from broker-dealers and clearing organizations		11,877,916
Receivable from broker-dealer omnibus accounts - PAB		3,348,653
Receivable from broker-dealer omnibus accounts - customers		17,130,512
Receivable from customers omnibus accounts		7,068,490
Receivable from customers, net of reserve for bad debts of $3,146		1,351,821
Certificates of deposit, at fair value		127,304
Prepaid expense		76,185
Receivable from the parent and affiliates, net of payable of $82,757		1,182,276
Other deposits and receivables		133,811
Furniture and office equipment, net		51,218
Total assets	$	149,222,195
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to broker-dealers and clearing organizations	$	5,670,180
Payable to broker-dealer omnibus accounts - PAB		21,609,648
Payable to broker-dealer omnibus accounts - customers		43,991,712
Payable to customers omnibus accounts		28,135,868
Payable to customers		32,196,383
Accounts payable and accrued liabilities		8,846,534
Total liabilities		140,450,325
Commitments, contingencies, and guarantees (see Note 19):		
Subordinated borrowings		3,000,000
Stockholder's equity:		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding		-
Common stock, $0.001 par value; 10,000,000 shares authorized, 4,917,735 shares issued and outstanding		4,918
Additional paid-in capital		9,964,447
Accumulated deficit		(4,197,495)
Total stockholder's equity		5,771,870
Total liabilities, subordinated borrowings, and stockholder's equity	$	149,222,195

See Accompanying Notes to Statement of Financial Condition

Electronic Transaction Clearing, Inc.
Notes to the Statement of Financial Condition
December 31, 2015

1. Summary of Business and Significant Accounting Policies

Business

Electronic Transaction Clearing, Inc. (the "Company") was incorporated on November 9, 2007 in the state of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a member of the NASDAQ Stock Market, NASDAQ OMX BX, NASDAQ OMX-PHLX, BATS Y-Exchange, BATS Z-Exchange, EDGA Exchange, EDGX Exchange, NYSE MKT (AMEX), NYSE ARCA, Chicago Stock Exchange, National Stock Exchange and New York Stock Exchange. The Company is a member of the National Securities Clearing Corporation ("NSCC") and a participant in the Depository Trust Company ("DTC"). The Company maintains omnibus relationships with Lek Securities Corporation ("Lek"), Scotia Capital (USA), Inc. ("Scotia"), and Industrial and Commercial Bank of China Financial Services, LLC ("ICBC"). The Company provides clearing services to customers and correspondent broker-dealers, and is a wholly owned subsidiary of ETC Global Holdings, Inc. (the "Parent").

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Securities Owned

Securities owned consist of certificates of deposit held at commercial banks with one year maturities. Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements.*

Furniture and Office Equipment

Furniture and office equipment are recorded at cost, net of accumulated depreciation of $300,214. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Clearing Fees

Clearing fees and related clearing expenses are recorded on trade-date basis as securities transactions occur.

1. Summary of Business and Significant Accounting Policies (continued)

Interest Income and Expense

Interest income earned on the Company cash balances is recorded on an accrual basis. Under the terms of the omnibus agreements, ICBC, Scotia and Lek provide financing facilities to the Company's clients. These borrowings do not reflect borrowing of the Company and are not reflected in the accompanying financial statements. The Company recorded interest associated with client borrowing on a gross basis and is presented as interest income and expense in the accompanying financial statements.

Rebates, trade processing, and clearing income

The Company charges each professional trading firm an additional processing fee, for the added operational and compliance resource requirements associated with providing services to these type of firms. The Company also allows the professional trading firms to access a third party smart router which internalizes orders and results in savings to the Company's clients. The Company receives a portion of the savings earned from use of this smart router/internalizer. The Company charges certain regulatory fees to every client's sell side trade. The Company computes regulatory fees at the prevailing rate published by the SEC. This fee is then rounded up to the nearest penny, which is carried in the ETC miscellaneous income account. The Company pays invoices it receives from execution venues from this account for regulatory fees charged at those venues, which these venues then pass on to the SEC. This may end up in a monthly positive revenue item for the firm if fees charged by venues is less than fees charged to clients on transactions because of the round up feature of the fee. This income is recognized when there are no further obligations to pay to the venues.

Income Taxes

The Company files a consolidated federal income tax return and a combined California state income tax return with the Parent and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of the net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

1. Summary of Business and Significant Accounting Policies (continued)

Income Taxes (continued)

Only those income tax benefits that management believes are more likely than not to be sustained, are recognized and such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Fair Value Measurement

FASB ASC 820, *Fair Value Measurements,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

2. Fair Value Measurement (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

A description of the valuation techniques and inputs applied to the Company's securities measured at fair value on a recurring basis follows.

Certificates of Deposit. Certificates of deposit are valued using the cash balance which equals face value plus accrued interest which are approximated at fair value and are categorized as level 2.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level 1	*Level 2*	*Level 3*	*Netting & Collateral*	*Total*
ASSETS					
Deposits with Clearing Organizations	-	1,650,600	-	-	1,650,600
Certificates of Deposit	-	127,304	-	-	127,304
TOTALS	$0	$1,777,904	$0	$0	$1,777,904

There were no transfers between level 1 and level 2 during the year

3. Cash Segregated Under Federal and Other Regulations

Cash of $90,441,349 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC or agreements for proprietary accounts of broker-dealers ("PAB").

4. Deposits with Clearing and Depository Organizations

Under the Company's clearing agreement with the DTC, the Company is required to maintain a minimum deposit of $10,000 in cash and/or shares of DTC. As of December 31, 2015, the Company had $7,500 cash deposit and 25 shares at $100 par value of DTC Preferred Stocks Series A total deposits at DTC reported as part of the deposits with clearing and depository organizations.

Under the DTC shareholders' agreement, the Company is required to participate in the DTC common stocks mandatory purchase. On December 31, 2015, the Company had 117.37916 shares of DTC commons stocks valued at $1,648,100 and is reported as part of the deposits with clearing and depository organizations.

Under the Company's clearing agreement with the NSCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by NSCC. Total clearing fund requirements vary from time to time based on the Company's activities with NSCC. At December 31, 2015, the Company had $14,434,000 on deposit with NSCC. The total clearing fund requirement at December 31, 2015 was $13,805,938 which includes an adequate assurance requirement of $13,000,000.

Under the Company's clearing agreement with Lek, the Company is required to maintain a minimum deposit of $100,000. As of December 31, 2015, the Company had $67,595 on deposit with Lek. The balance reflects a reduction of $32,405 in clearing charges which the company had incurred as of December 31, 2015.

5. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 494,298	$ 219,552
Fees receivable/payable	56	92
Receivable from broker-dealers	11,383,562	-
Payable to broker-dealers	-	5,450,536
	$ 11,877,916	$ 5,670,180

6. Receivable from and Payable to Broker-Dealer Omnibus Accounts and Receivable from and Payable to Customers Omnibus Accounts

Amounts receivable from and payable to broker-dealer omnibus account represents an amount on deposit with a custodian with whom the Company has an omnibus relationship. Amounts payable to and receivable from customer and PAB omnibus account includes amounts due on cash and transactions with a customer and other broker-dealers with whom the Company has a clearing agreement and omnibus custody agreement.

7. Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due or held on cash and margin transactions. Receivables from customers are generally fully secured by securities held in customers' accounts. The value of securities owned by customers and held as collateral for the receivables is not reflected in the accompanying statement of financial condition.

8. Notes Payable

On February 6, 2014, the Company entered into a lending and security agreement which expires on January 31, 2016. Interest is charged at 16.5% per annum, payable on a monthly basis with a maximum borrowing facility amount of $500,000. The amount of the loan for $500,000 was paid off and the agreement was terminated on April 28, 2015. Parent entered into agreement with borrowing facility in 2015.

9. Access to Funds Agreement

On October 14, 2014, the Company entered into an access to funds agreement for up to $1,000,000, with an interest rate of 13.5%, which is $11,250 per month. The line was primarily established to facilitate the payment of NSCC illiquidity fees associated with one customer's business activities. The Company negotiated for the ability to utilize the line for purposes of other short-term NSCC clearing and settlement fees. In consideration for that accommodation, the customer has agreed to pay $7,500 per month and the Company pays $3,750 per month. Agreement was terminated in April 2015. Parent entered into agreement with borrowing facility in 2015.

10. Related Party Transactions

On January 1, 2015, the Company amended the management agreement under which the Company pays monthly fees to the Parent of $169,198 for management services, $99,210 for processing technology fees, and an incentive fee equal to 10.2% of the Company's monthly modified net income representing the total management fees.

The Company provides clearing services to three entities that are affiliated to two members of the Board of Directors of the Parent.

Due from and due to the parent and the affiliates is a net receivable of $1,182,276 at December 31, 2015 which arises from expenses paid on behalf of and advances made to the Parent and affiliates.

An affiliate owns 50% of a broker dealer who introduces accounts to the Company.

On December 12, 2011, the Company entered into a lending and security agreement of an uncommitted revolving line of credit with the Parent. Interest is charged at 10% per annum, payable on a monthly basis with a maximum borrowing facility amount of $10,000,000. Any utilization of this line of credit is approved by the Parent's Board of Directors and as long as funds are available. On July 13, 2015, the Company utilized the line of credit and executed a non-recourse promissory note in the amount of $5,000,000 which expires on July 13, 2016. The Company converted $4,400,000 on October 1, 2015 to paid in capital.

11. Subordinated Borrowings

On August 30, 2013, the Company entered into a subordinated loan agreement with the Parent which expired on August 30, 2014. The agreement was amended extending the maturity to August 30, 2016 and added the Automatic Rollover Provision for maturity date extension. Loans outstanding under the agreement bear interest at 16.5% per annum, up until March, decreasing to 11% thereafter which is payable on a monthly basis. At December 31, 2015, the outstanding loan balance totaled $1,000,000.

11. Subordinated Borrowings (continued)

On April 28, 2015 the Company entered into a subordinated loan agreement with the Parent which expires April 28, 2016. The agreement was amended on November 20, 2015 to add the Automatic Rollover Provision for maturity date extension loans outstanding under the agreement bear interest at 15% per annum, which is payable on a monthly basis. At December 31, 2015, the outstanding loan balance totaled $2,000,000.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The carrying value of subordinated borrowings approximates fair value.

12. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include customers and broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

14. Lease Obligations

The Company operates from a leased office space in Los Angeles. On February 3, 2011, the Company amended the current lease agreement to rent additional space. The current office lease expired on December 31, 2014. Upon expiration of the initial term, the Company has exercised its option to rent additional space effective July 1, 2014 and extend the lease for an additional six years with an annual increase in lease payments of 3.5%. On November 2, 2015 the Company amended the lease (Fifth Amendment to Lease) to rent additional space for an additional three years with an annual increase in lease payments of 3.5% on July 1, 2015.

14. Lease Obligations (continued)

The approximate future minimum lease payments on non-cancelable operating leases are as follows:

Year Ending	Office	Equipment	Total
December 31, 2016	$420,869	$102,220	$523,089
December 31, 2017	521,414	26,695	548,108
December 31, 2018	537,028	4,098	541,126
December 31, 2019	553,159	-	553,159
Thereafter	2,483,148	-	2,483,148
	$4,515,618	$133,013	$4,648,630

15. Line of Credit

The Company has a $100,000 revolving business line of credit with Bank of America that expires on June 30, 2016. Interest is charged at the bank's prime rate plus 1.75 percent. At December 31, 2015, the interest rate was 5.25%. This line of credit is secured by a $100,000 certificate of deposit issued by the bank. There were no borrowings on this line of credit at December 31, 2015.

16. Stockholder's Equity

The Company is authorized to issue 10,000,000 shares of preferred stock and 10,000,000 shares of common stock, all at a par value of $0.001 per share. As of December 31, 2015, the Parent was the owner of 100% (4,917,735 shares) of the issued common stock of the Company. The Company paid $460,000 during 2015 to the Parent as return of capital. Parent company converted $4,400,000 from a $10,000,000 uncommitted revolving line of credit to paid in capital to the broker dealer in 2015. Refer to Related Party Transactions.

17. Income Taxes

The Company's taxable income or loss is included in the consolidated tax return filed by the Parent. In the consolidated tax return the Company's taxable income is reduced by the Parents taxable loss in arriving at the taxable loss at the consolidated level. If the result of current year consolidation is taxable income then such income is further offset by the consolidated carry forward losses. During 2015, the Company had taxable income of $796,163 and $792,537 respectively for Federal and State purposes. The Company's taxable profits were fully offset by net operating loss carry forwards and taxable losses at the Parent and no current tax was due at the consolidated level.

17. Income Taxes (continued)

The Company has recorded a deferred tax asset for the expected future benefit of net operating losses carried forward of approximately $2.6 million and $3.0 million, for Federal and State purposes, respectively, at December 31, 2015. These net operating losses will expire between the years 2018 and 2032. At December 31, 2015, the Company had recorded a deferred tax asset of $1,599,315 and had also recorded a valuation allowance of $1,599,315 because it believes that the deferred tax asset may not be fully realized due to lack of net taxable income at the Parent level.

18. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015, the Company had net capital of $5,648,180 which was $4,958,275 in excess of its required net capital of $689,905. The Company is required to have a $1,000,000 minimum net capital based on the agreement with the NSCC.

19. Contingencies

CBOE Matter
As a result of a routine financial and operational examination of the Company in 2010, Chicago Board Options Exchange ("CBOE") staff issued notices indicating that there may be reasonable grounds to believe that the Company and some employees have violated certain CBOE rules. CBOE staff referred the matter to its Business Conduct Committee ("BCC") which, on June 24, 2011, issued an Amended and Restated Statement of Charges ("Amended Charges") alleging that the Company violated various CBOE and SEC rules relating to customer identification, margin and supervisory systems for sponsored access customers. The BCC commenced the hearing in August, 2012 and finished in December 2012.

19. Contingencies (continued)

On February 14, 2014, the BCC issued a decision in the matter in which the following sanctions have been imposed: a censure of the Company, the current Chief Executive Officer ("CEO") (who was the former Chief Operating Officer ("COO"), and the current CEO of the Parent (formally the CEO of the Company); a $1,000,000 joint and several fine, and the current acting CEO and current CEO of the Parent are barred for six consecutive months in all capacities, from acting as an or associating with any Exchange Trading Permit Holder of the CBOE. The decision was appealed to and subsequently reaffirmed by the Board of the CBOE. The Company and its counsel disagree with the decisions and will continue to vigorously defend its position. The Company has appealed the decisions with the SEC. On November 25, 2014, SEC granted the Company's request to stay all sanctions in the matter. As such, this matter is still pending and subject to appeal and review.

FINRA and other Exchanges Matter
The Company, in conjunction with legal counsel, believes that the Company has appropriately applied SEC rules relating to the definition of customers and it plans to vigorously defend its position against the CBOE before the SEC. Should the Company ultimately be unsuccessful in defending these matters, it may have significant impact on the Company's operations as well as certain computations related to accompanying Schedules I, II, III, and IV and compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Regulatory litigation is subject to uncertainties and the outcome of individual litigated matters is not predictable with assurance. Based on the review of the record in this matter, including discussion with and analysis by counsel of the bases for our appeal, we have determined that we have a number of strong arguments available on appeal and, although there can be no assurance as to the ultimate outcome, we are confident that the ruling against the Company will ultimately be reversed and that the Company will prevail in the matter. The accompanying financial statements and supplemental schedules do not reflect any adjustments as a result of this uncertainty.

On April 14, 2014, FINRA's Market Regulation and Enforcement Departments advised that it had made a preliminary determination to recommend that disciplinary action be brought against ETC for failing to establish, implement and maintain adequate supervisory procedures and/or a system of follow-up and review reasonably designed to monitor the trading activity of ETC's customers, and ensure compliance with SEC Act Rule15c3-5, during the period November 1, 2009 through August 21, 2013. FINRA further advised that various exchanges would be sending Acceptance, Waiver and Consents "AWC" with same determinations. During the first quarter of 2015, the Firm received AWC's from FINRA, NASDAQ, NYSE and BATS.

19. Contingencies (continued)

These matters have been settled with FINRA, NASDAQ, NYSE and BATS as of January 25, 2016. The settlement covers the period November 1, 2009 through March 31, 2015 and the settlement amounts are as follows:

$875,000 collectively to Nasdaq, BATS, FINRA and NYSE.
$218,750 of the $875k will be paid to Nasdaq
$125,000 for FINRA Matter related to AML
$1,000,000 of $1,630,507 included in regulatory fees, settlements and other as disclosed in the Statement of Operations

FINRA Cycle Examinations

In April, 2015, FINRA issued its initial examination report for its 2014 routine cycle examination. In October, 2015, FINRA issued its examination disposition letter, citing cautionary action for exceptions related to: control of securities, method of computation of portfolio margining and reporting requirements for customer complaints. Certain exceptions related to the Company's reserve formula, PAB formula, Anti-Money Laundry program and risk management controls pertaining to Market Access and Supervisory Procedures were referred to the enforcement department for its review and disposition. However, the Company has yet to receive any further information from FINRA on the matter or whether there will be any further action taken. The Company is confident that it has been operating in accordance with applicable rules in all material respects to the items in question.

FINRA's 2015 routine cycle examination took place in June 2015. At the conclusion, FINRA issued a preliminary exit meeting report on January 14, 2016, noting certain initial exceptions. As of February 28, 2016, the Company has not received the final report from FINRA. It is the Company's understanding that all initial exceptions which were identified in the preliminary exit meeting report are still under review by FINRA. FINRA's preliminary findings identified the following exceptions:

- Requirements to reduce securities to possession or control
- Risk management controls for broker dealers
- Approved theoretical pricing models and related method of calculations
- Supervision related to vendor agreements
- Reporting requirements of customer complaints
- Supervision related to systems and staff resources
- Anti-Money Laundry compliance
- Written supervisory procedures and books and records to be maintained by broker dealers

The Company is currently in the process of addressing these matters with FINRA.